UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-38619

Wah Fu Education & Technology Group Ltd.

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District

Beijing, China 100088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Corporate Name Change

On October 8, 2026, Wah Fu Education Group Limited (the “Company”) issued a press release announcing its corporate name change from “Wah Fu Education Group Limited” to “Wah Fu Education & Technology Group Limited” (the “Name Change”), reflecting the Company’s strategic upgrade and firm commitment to building a technology-driven education ecosystem. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

The Company’s trading symbol will remain “WAFU” on the Nasdaq Stock Exchange. The Name Change does not affect the rights of the Company’s shareholders. Existing shareholders are not required to take any action in connection with the change. The Name Change was authorized by the Company’s board of directors. A copy of the amended and restated memorandum and articles of association with the Registrar of Corporate Affairs in the British Virgin Islands as of October 2, 2026 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit 99.1	—	Press Release — Wah Fu Education Group Ltd. Announces Corporate Name Change to Wah Fu Education & Technology Group Limited.
Exhibit 99.2	—	Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wah Fu Education & Technology Group Limited

By:	/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman of the Board of Directors

Date: October 8, 2026

3